SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 09, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER ID (CNPJ): 43.776.517/0001 -80

NOTICE TO THE MARKET

Companhia  de  Saneamento  Básico  do  Estado  de  São  Paulo –  Sabesp,  hereby announces to its  shareholders  the  current  phase of  the  negotiations  between  the government of the state of São Paulo (“State”), its controlling shareholder and the São  Paulo  Municipal  Government  (“Municipality”),  to  enter  into a  Partnership Agreement to  establish  the  bases  for  sharing  the  responsibilities  for  water  supply and sewage services for the city of São Paulo. The negotiations also include Sabesp and the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP), both as intervening and consenting parties.

Considering that the definition of the power of concession for public basic sanitation services  (Articles  25  and  30  of  the  Federal  Constitution)  has  been  subject  of a lengthy legal dispute and the object of ongoing lawsuits in Brazil’s Supreme Court, this  partnerships  aims  to  guarantee  the  continuity  of  services  rendered  to  the population  of  São  Paulo  city,  integrate  local,  metropolitan  and  state  sanitation policies  and  grant  Sabesp  the  exclusive  right to  provide  the  services  for  the  next thirty (30) years, among others.

On February 8, 2010, the Municipality held a Public Hearing to disclose the draft of said Partnership Agreement.

At  this  moment  the  draft of  the  Partnership  Agreement is  available  till  March 5, 2010  at  the  Municipal  Housing  Department  Portal (www.prefeitura.sp.gov.br/cidade/secretarias/habitacao/), at the link “Planos”.

São Paulo, February 19, 2010.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: Masrch 09, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.